Exhibit 12.1

Mediacom LLC

Schedule of Computation of Ratio of Earnings to Fixed Charges

		For the years ended December 31,
	2005	2004	2003	2002	2001
		(in thousands, except ratio amounts)
Earnings:
(Loss) income before income taxes	$(4,294)	$8,976	$(42,490)	$(105,107)	$(125,682)
Interest expense, net	102,000	97,790	98,596	102,458	93,823
Amortization of capitalized interest	1,525	1,356	1,580	497	1,365
Amortization of debt issuance costs	3,009	5,642	3,320	3,754	3,984
Interest component of rent expense (1)	2,776	2,623	2,342	2,136	1,850

Earnings available for fixed charges	$105,016	$116,387	$63,348	$3,738	$(24,660)

Fixed Charges:
Interest expense, net	$102,000	$97,790	$98,596	$102,458	$93,823
Capitalized interest	2,106	1,545	3,532	2,723	3,912
Amortization of debt issuance costs	3,009	5,642	3,320	3,754	3,984
Interest component of rent expense (1)	2,776	2,623	2,342	2,136	1,850

Total fixed charges	$109,891	$107,600	$107,790	$111,071	$103,569

Ratio of earnings to fixed charges	—	1.08	—	—	—

Deficiency of earnings over fixed charges	$(4,875)	$—	$(44,442)	$(107,333)	$(128,229)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.

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